Exhibit 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO	January 26, 2026

Eldorado Announces Strong Exploration Results of Multiple New High-Grade Zones in Canada and Greece and Increases 2026 Exploration Investment, Reinforcing Confidence in Discovery Strategy

(All amounts expressed in U.S. dollars unless otherwise noted)

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) (TSX: ELD; NYSE: EGO) is pleased to announce the discovery of four new high-grade zones at the Lamaque Complex and the commencement of studies aimed at unlocking a potential expansion. In addition, we have identified a new high-grade gold and silver zone, the NW Zone, and high-grade extensions of the West Flats Zone at Olympias, as well as the discovery of a gold-copper skarn system along the Stratoni Fault.

Highlights

•	Lamaque Complex (Quebec): Identification of new zones around the Ormaque deposit and extensions to the historic Lamaque Mine(1,2):

o	Ormaque South-East (“SE”) – A new high-grade flat-lying vein system to the south-east of Ormaque stacked over a vertical extent of at least 500 metres (“m”), including:

▪	13.5 m at 13.59 g/t Au (8.08 g/t Au capped) (LS-25-135A)

▪	4.1 m at 15.65 g/t Au (12.26 g/t Au capped) (LS-25-135A)

o	Ormaque West extension – Narrow high-grade flat-lying vein intercepts extending at least 300 metres west of the Ormaque Mineral Resource, including:

▪	1.0 m at 338.66 g/t Au (70.00 g/t Au capped) (LS-24-116)

▪	1.2 m at 81.98 g/t Au (41.73 g/t Au capped) (LQ-25-026)

o	Garnet Zone – Discovery of a gold-mineralized north-dipping shear zone on the north side of Ormaque with distinct alteration characteristics, including:

▪	5.0 m at 7.31 g/t Au (LS-24-121A)

▪	1.7 m at 10.05 g/t Au (LS-25-131)

o	Historic Lamaque Mine extensions – Southerly extensions to the historic Lamaque Mine (“Lamaque South”) hosted within and adjacent to the West Plug and newly discovered South Plug, including:

▪	4.2 m at 8.02 g/t Au (LQ-24-013A)

▪	1.7 m at 34.77 g/t Au (25.41 g/t Au capped) (PV-23-063A)

•	Greece:

o	Olympias North West (“NW”) Zone – A new high-grade zone located within 200 metres of mine infrastructure, including:

▪	7.55 m at 18.93 g/t Au, 123.15 g/t Ag, 3.17% Pb and 0.43% Zn (OLS-20)

▪	7.70 m at 10.33 g/t Au, 81.09 g/t Ag, 1.30% Pb and 2.94% Zn (OLS-23)

o	Olympias West Flats – Underground expansion drilling in the West Flats area has intercepted thick massive sulfides approximately 50-70 metres beyond the existing Mineral Resource, including:

▪	23.4 m at 22.30 g/t Au, 331.19 g/t Ag, 11.74% Pb and 9.70% Zn (OL-1131)

▪	9.75 m at 45.25 g/t Au, 270.04 g/t Ag, 10.30% Pb and 9.74% Zn (OL-1134)

o	Stratoni Skarn – Newly discovered gold-copper mineralization, adjacent to previous mine operations, including:

▪	42.75 m at 0.83 g/t Au and 0.49% Cu, including 8.9 m at 1.76 g/t Au and 1.35% Cu (STSK003)

▪	17.0 m at 0.68 g/t Au and 1.16% Cu (VTH009)

•	Turkiye highlights include expansion of the regional licence portfolio including gold-rich volcanic-hosted massive sulfide environment in the northeast Pontides, and in Central Anatolia targeting porphyry-epithermal and orogenic deposits.

“Eldorado continues to generate exceptional results from our global exploration programs,” said George Burns, Chief Executive Officer. “At the Lamaque Complex in Quebec, recent results confirm high-grade mineralization across multiple deposits on the property, with Ormaque adding flexibility near existing infrastructure. These successes, along with emerging targets on the wider Bourlamaque property highlight a compelling opportunity for low-risk, capital-efficient organic growth, mine life extension, and sustained value creation within Eldorado’s portfolio. As a result of recent exploration success and the potential for additional resources in close proximity to the Sigma mill, the Company has commenced studies to expand throughput from its current capacity of approximately 2,500 tonnes per day (“tpd”) towards its fully permitted capacity of 5,000 tpd.

In Greece, at Olympias, we are excited about drill results announced today that demonstrate a newly identified zone, referred to as the NW zone, in close proximity to existing infrastructure at the Olympias Mine. With follow-up drilling planned, we are encouraged by the early results, which continue to support the potential for value creation and additional development options at the Kassandra Mines. Additionally, during 2025, we identified a new gold-copper target, the Stratoni Skarn, which is located nearby to an historic mine, and within our permit boundaries.

In Turkiye, our team continued to build on its strong social license to operate, maintaining constructive relationships with local communities, regulators, and stakeholders. During the year, we remained focused on expanding our exploration footprint and achieved meaningful progress within established geologic districts that offer significant exploration and development potential. We are encouraged by our continued success in the country and remain committed to responsible, long-term growth in Turkiye.

Reflecting these compelling drill results across the portfolio, the Company’s 2026 exploration budget is increasing and expected to be between $75 – $85 million.”

The new exploration results included in this news release are located outside the Mineral Resources disclosed in the 2025 Mineral Reserve and Mineral Resource (“MRMR”) Statement announced on November 26, 2025, unless otherwise stated. Since Eldorado’s last exploration updates provided in 2023 the Company completed ~191,000 metres of resource conversion drilling over the two-year period (~105,000 metres in 2024 and ~86,000 metres during 2025). In parallel, ~261,000 of early-stage exploration drilling was completed over the two-year period (~116,000 metres in 2024, followed by ~145,000 metres in 2025).

Quebec, Canada

Eldorado is progressing multiple early- to advanced-stage exploration projects within the footprint of the Lamaque Complex including Ormaque and Lamaque South (Figure 1 and Figure 2). Additionally, exploration activities are focused on the broader Bourlamaque property (acquired through the acquisition of QMX Gold Corp. in 2021), including drill testing of targets with potential to provide future feed for the Sigma Mill.

Figure 1: Map showing the Lamaque / Bourlamaque mineral exploration license area and locations of projects and historic mines referred to in this news release.

Figure 2: Geological map showing exploration target areas surrounding Ormaque-Parallel deposits and historic Sigma-Lamaque mines. See Figure 3 for cross section A-A’ through Ormaque SE and the Garnet Zone target area, Figure 4 for long section B-B’ through Ormaque to Ormaque West target area, and Figure 5 for cross section C-C’ through Lamaque Mine and Lamaque South target area.

Ormaque

Beyond the Mineral Resource increase reported in Eldorado’s 2025 MRMR statement, Eldorado has discovered two extensions to the Ormaque deposit (Ormaque SE and Ormaque West) characterized by flat-lying veins, as well as a newly recognized steeply-dipping zone (Garnet Zone), with a distinct alteration assemblage on the northern margin of Ormaque. Collectively, given the close proximity to the Lamaque processing facilities, these mineralized zones could provide potential for future feed. The Ormaque SE extension is characterized by stacked veins that have been intercepted from approximately 400 to 900 metres below surface (Figure 3). This vein system is associated with a zone of sub-vertical shear zones, porphyry dykes and the C-porphyry-volcanic contact, similar to the main Ormaque deposit.

Highlights include the following intercepts:

LS-25-135A:

•	6.3 m at 6.78 g/t Au
•	13.5 m at 13.59 g/t Au (8.08 g/t Au capped)
•	8.3 m at 4.05 g/t Au
•	7.6 m at 9.68 g/t Au
•	4.1 m at 15.65 g/t Au (12.26 g/t Au capped)
•	3.3 m at 14.49 g/t Au

LS-25-139:

•	4.9 m at 8.95 g/t Au
•	5.3 m at 9.88 g/t Au (8.05 g/t Au capped)
•	3.0 m at 14.43 g/t Au

LS-24-122:

•	3.8 m at 6.66 g/t Au
•	6.2 m at 4.79 g/t Au
•	1.0 m at 13.96 g/t Au

Drilling in Ormaque West has intercepted several flat lying veins that extend 200 to 300 metres west of the main Ormaque resource (Figure 4). Highlights include:

•	1.0 m at 338.66 g/t Au (70.00 g/t Au capped) (LS-24-116)
•	0.8 m at 47.86 g/t Au (LQ-24-014)
•	1.5 m at 21.20 g/t Au (LS-24-125)
•	1.0 m at 29.15 g/t Au (LQ-25-026)
•	1.2 m at 81.98 g/t Au (41.73 g/t Au capped) (LQ-25-026)

Figure 3: Cross section through the Ormaque deposit showing the newly discovered Ormaque SE and Garnet Zones, >10 g*m(3) intercepts outside the Ormaque resource, and highlighted drillhole intercepts. Section location illustrated in Figure 2.

Figure 4: Long section (see Figure 2 for location) through the Ormaque deposit showing >10 g*m intercepts outside the Ormaque resource and highlighted drillhole intercepts. Flat-lying vein intercepts extend 200 to 300 metres west beyond the Ormaque resource. The inset also provides a level plan view of flat-lying vein E210 added to the Inferred Mineral Resource category in Eldorado’s 2025 MRMR statement, and the location of intercepts beyond this, the most westerly extent of the resource to date.

Drilling to the north of Ormaque at the C-porphyry-volcanic contact intercepted a north-dipping shear zone characterized by distinct garnet-bearing alteration (Garnet Zone). These results are now interpreted to be geologically associated with three intercepts previously reported (December 2023 news release; 4.0 m at 9.81 g/t Au in drillhole LS-23-098, March 2023 news release; 5.5 m at 4.79 g/t Au in drillhole LS-22-088, and September 2021 news release; 6.15 m at 4.12 g/t Au in LS-21-055). Highlights include the following (Figure 3):

•	5.0 m at 7.31 g/t Au (LS-24-121A)
•	1.7 m at 10.05 g/t Au (LS-25-131)

Lamaque South

Drilling at Lamaque South has targeted southerly extensions of historic veins that were exploited in the Main Plug at the historic Lamaque Mine. Specifically, Veins 13 and 39 have been intersected to the south of the historic Lamaque Mine in the West Plug and in the newly discovered South Plug (Figure 5). Highlights include:

•	3.6 m at 9.13 g/t Au, Vein 39 (LQ-25-025)
•	4.2 m at 8.02 g/t Au, Vein 39 (LQ-24-013A)
•	2.0 m at 14.78 g/t Au, Vein 13 (LQ-24-002)
•	1.7 m at 34.77 g/t Au (25.41 g/t Au capped), Vein 13 (PV-23-063A)

Figure 5: Cross section through the Lamaque South target area and historic Lamaque and Sigma Mines. The figure shows drill holes with >10 g*m intercepts and highlighted drillhole intercepts. Section location illustrated in Figure 2.

Quebec 2026 Exploration Program

Drilling activities have been enhanced through geoscience practices beyond fundamental geology, including application of core scanning technologies, geomechanical modelling, and active engagement with academic research partners and graduate students. More broadly, Eldorado has advanced re-interpretation of the regional geological architecture to identify features controlling mineralisation and prioritise new gold and base metal targets in the region. The combination of geoscience insights and meaningful investment for drilling is enabling exploration to deliver results for the next generation of discovery in this mineral-rich terrane.

During 2026, approximately 80,000 to 90,000 metres of drilling is planned across the Lamaque-Bourlamaque property. Drilling will continue to test lateral and depth extensions of Ormaque, with approximately 18,000 metres planned. A further 30,000 metres of drilling will target expansion of Lamaque South and nearby opportunities. Underground exploration drilling, between 4,000 to 6,000 metres is planned to test targets more readily accessible from the Sigma – Triangle decline.

In the adjoining Bourlamaque property, geological reinterpretation and remodelling has generated targets that will be followed up during 2026 with approximately 32,000 to 34,000 metres of drilling planned. This includes targeting depth extensions to the new resource at Bonnefond (as announced November 26, 2025) for assessing underground development potential. Similarly at the historic Bevcon and Aurbel mines, drilling will test newly modelled extensions as well as adjacent new targets. The Company’s exploration strategy focuses on areas adjacent to historic mines and new target generation at the Bourlamaque property, with the objective of discovering additional underground resources to provide future potential feed for the Sigma Mill and drive long-term value. Geoscience tools and technologies will continue to be selectively applied and embedded to support prediction and detection workflows and resource characterization to ensure value-driven spend in drilling.

Greece

In the Kassandra mining district, exploration drilling in 2025 was focused on the Olympias mine, where approximately 17,500 metres were completed. In addition, a gold-copper target, the Stratoni Skarn, was identified, located along the Stratoni Fault corridor which also hosts the historic Madem Lakkos and Mavres Petres Mines as well as the Piavitsa deposit (Figure 6). Approximately 10,500 metres of drilling were completed at the Stratoni Skarn target in 2025.

Figure 6: Map showing the Kassandra mining district licence area and locations of projects referred to in this news release.

Olympias

New geological mapping carried out to the north west of Olympias recognized mineralized faults at surface which coincided with an extensive high chargeability geophysical feature (approximately 900 x 200 m). Modelling of the faults predicted that in the subsurface the structures would intersect marble. The combination of faults, marble and high chargeability features are key exploration criteria for potential additional resources. Subsequent drilling from surface intercepted high gold grades within 200 metres of existing underground mining infrastructure (Figure 7 and Figure 8). These results highlight strong potential for near-mine resource growth at low incremental cost. The deposit remains open to the north west and follow-up drilling will be focussed on testing the geophysical anomaly coincident with that zone, an opportunity that could unlock additional upside through mine life extension and enhanced future cash flow. Drilling highlights from the NW Zone include:

•	18.5 m at 13.33 g/t Au, 180.67 g/t Ag, 2.54% Pb and 0.24% Zn (OLS-13(4)), including 8.5 m at 23.86 g/t Au, 254.15 g/t Ag, 2.74% Pb and 0.17% Zn
•	15.1 m at 6.91 g/t Au, 67.62 g/t Ag, 1.46% Pb and 0.10% Zn (OLS-15(4)), including 10.4 m at 9.18 g/t Au, 91.43 g/t Ag, 2.08% Pb and 0.09% Zn
•	7.55 m at 18.93 g/t Au, 123.15 g/t Ag, 3.17% Pb and 0.43% Zn (OLS-20)
•	7.70 m at 10.33 g/t Au, 81.09 g/t Ag, 1.30% Pb and 2.94% Zn (OLS-23)

Underground expansion drilling in the West Flats area has intercepted thick massive sulfides beyond the existing resource (Figure 7). Highlights include:

•	23.4 m at 22.30 g/t Au, 331.19 g/t Ag, 11.74% Pb and 9.70% Zn, a step out of approximately 50 m (OL-1131)
•	9.75 m at 45.25 g/t Au, 270.04 g/t Ag, 10.30 % Pb and 9.74 % Zn, a step out of approximately 100 m (OL-1134)
•	10.5 m at 7.58 g/t Au, 247.13 g/t Ag, 8.97% Pb and 9.32% Zn, including 5.9 m at 11.65 g/t Au, 287.88 g/t Ag, 10.35% Pb and 11.60% Zn, a step out of approximately 70 m (OL-1132)

With Proven & Probable Mineral Reserve grades of 6.02 g/t Au, 116 g/t Ag, 3.9% Pb and 5.2% Zn(5), the recent drill intercepts in both the NW Zone and West Flats highlight the compelling opportunities to extend the mine life and deliver potential higher value material to the plant in the future.

Geometallurgical analyses are planned for the precious metal rich intercepts to assess that any future resources defined in this area can be processed in the Olympias plant. Exploration will continue to revise the geological understanding to ensure prioritized targets are tested with the objective of delivering future higher-value resource opportunities that may be mined and processed earlier in the life of mine plan.

Figure 7: Map of the Olympias deposit showing 2025 exploration drilling and highlighted drillhole intercepts (Note: OS-13 and OLS-15 are included in the 2025 MRMR Statement for Olympias and contribute to the Inferred Resource category in that disclosure; please refer to the appendix for additional intercepts).

Figure 8: Map showing the newly discovered Olympias NW zone that coincides with northeast-trending faults and a large northwest-trending high chargeability geophysical anomaly.

Stratoni Skarn

The Stratoni gold-copper skarn is located east of the historic Madem Lakkos mine (Figure 9). Historic drilling (1950-1980’s) identified a large skarn alteration zone approximately 1.5 kilometres in length, 0.5 kilometres wide and with thicknesses up to 50 metres. The presence of skarn mineralization in an area better known for carbonate replacement deposits may indicate that the Stratoni Skarn area represents the geological centre of the district. Whilst the magmatic source of mineralizing fluids is assumed to be the Stratoni Granodiorite (shown in Figure 9), this remains uncertain and the presence of porphyritic dikes, local domains of strong magnetite alteration, intense quartz veining, and the elevated concentrations of copper in the Stratoni Skarn may indicate an as-yet unidentified porphyry core.

Initial drilling by Eldorado in 2019 and 2023 to 2024 provided sufficient data to merit a 10,500 metres drill program in 2025. Highlights from the drilling campaigns include:

•	42.75 m at 0.83 g/t Au and 0.49% Cu (STSK003), including 8.9 m at 1.76 g/t Au and 1.35% Cu
•	10.0 m at 0.46 g/t Au and 1.66% Cu (STSK004)
•	9.1 m at 1.77 g/t Au and 0.46% Cu (VTH003)
•	12.6 m at 3.75 g/t Au and 0.1% Cu (VTH006)
•	17.0 m at 0.68 g/t Au and 1.16% Cu (VTH009)
•	9.0 m at 0.97 g/t Au and 0.55% Cu (VTH011)
•	40.0 m at 1.05 g/t Au and 0.23% Cu (VTH014)

Figure 9: Map of the Stratoni Skarn Au-Cu deposit and highlighted drill hole intercepts.

Greece 2026 Exploration Program

During 2026, follow-up drilling will continue to test for the extents of the mineralized skarn, and drillholes will be planned in areas of stronger gold-copper mineralization to assess continuity and variability. In parallel, geometallurgical sampling will be undertaken.

Exploration success at Olympias and Stratoni Skarn has been supported by a foundation of field-based geology, refreshing historic interpretations in the context of modern mineral systems, improving system-scale geophysical, geochemical and mineralogical vectoring, and with a strong endorsement to drill test geological concepts. The Olympias drill results demonstrate that this carbonate replacement system is open and remains highly prospective, whilst at Stratoni Skarn the results provide geological and assay evidence to support further drilling.

Plans for 2026 include additional expansion drilling at Olympias from both surface (8,000 metres) and underground (10,000 metres) and Stratoni Skarn (15,000 metres). Beyond this, early-stage exploration activities will be advanced to generate additional porphyry and carbonate replacement targets in the Halkidiki district.

Turkiye

Eldorado continues to explore regions of Turkiye that offer strong exploration potential and attractive social and political environments for resource development. Efforts recently have been focused on refreshing the early-stage portfolio.

Over 2024 and 2025, exploration licences were acquired through purchases and open ground staking to consolidate prospective corridors in Central Anatolia and northeast Turkiye. Targeting volcanic-hosted massive sulfide, porphyry, epithermal and orogenic gold targets, Eldorado drilled 39,193 metres into multiple targets during 2025. During 2026, plans are to advance early-stage mapping supported by geochemical and geophysical surveys to generate new targets, and to drill 20,000 – 25,000 metres. At Efemçukuru, 15,500 metres of drilling is planned to test recently identified veins outside of resource areas and their depth extensions.

Driving Growth Through Strategic Exploration Partnerships

Eldorado is also actively pursuing early-stage exploration opportunities through partnerships with junior exploration companies and private entities. We have option agreements with three junior exploration companies in Canada to finance drill programs in Newfoundland, northern British Columbia and Ontario. In addition, Eldorado operates a partnered program in Quebec, leveraging operational synergies with our Val-d’Or based team. In Turkiye, we have joint ventures with local entities and are building a pipeline of targets and assessing opportunities with our partners.

Investing in Our Future

These results reflect a strengthened team and a refreshed exploration approach that builds on strong foundational geology, enhanced by innovative geoscience practices, and application of advanced technologies and integrated workflows. This positions the Company for continued success. Eldorado remains focused on growing the portfolio and generating high quality discovery opportunities to create both short- and long-term value.

Eldorado continues to invest in exploration across our core jurisdictions. Total exploration spending increased to approximately $51 million in 2025, comprising $39 million of exploration expense and capitalized exploration (compared to 2025 guidance of $29 – $32 million) and $12 million of exploration included in growth capital (aligned with 2025 capital guidance). The increase was driven by additional programs approved following strong exploration success during the year.

For 2026, total exploration spending is expected to increase to between $75 – $85 million, comprising $57 – $65 million of exploration expense and capitalized exploration and $18 – $20 million of exploration included in growth capital. The 2026 budget will invest in 95,000 – 110,000 metres of resource conversion drilling and 190,000 – 200,000 metres of drilling to test for resource expansion and earlier stage targets for new discoveries.

These investments underscore the Company’s confidence in organic discovery and resource expansion around our gold and base metal mines, while supporting our mineral resource conversion programs at our operations.

Footnotes

(1)	Drill intercepts are reported as drilled lengths.
(2)	Lamaque drill intercepts are reported as uncut (and capped at 70 g/t Au).
(3)	Intercepts of > 10g*m means > 10 g/t x m.

(4)	Intercepts in OLS-13 and OLS-15 are included in the 2025 MRMR Statement for Olympias and contribute to the Inferred Resources category.
(5)	The Mineral Reserves for Olympias as reported effective September 30, 2025 contain 3,791 kt of Proven Mineral Reserves at 7.38 g/t Au, 122 g/t Ag, 3.9% Pb and 4.9% Zn with contained metal content of 899 koz Au, 14,929 koz Ag, 149 kt Pb and 185 kt Zn as well as 5,400 kt of Probable Mineral Reserves at 5.07 g/t Au, 112 g/t Ag, 3.9% Pb and 5.4% Zn with contained metal content of 881 koz Au, 19,427 koz Ag, 211 kt Pb and 290 kt Zn. For additional details, see “Qualified Persons and Technical Disclosure” at the end of this release.

About Eldorado

Eldorado is a gold and base metals producer with mining, development and exploration operations in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Qualified Persons and Technical Disclosure

Unless otherwise indicated, Simon Hille, FAusIMM, Executive Vice President, Operations and Technical Services, is the “qualified person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) responsible for preparing and supervising the preparation of the scientific or technical information contained in this news release and verifying the technical data disclosed in this document relating to our operating mines and development projects, unless otherwise noted. Jacques Simoneau P.Geo., a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101, and is responsible for and has verified and approved the scientific and technical disclosure contained in this press release for the Quebec projects. Karine Brousseau P.Eng., a member in good standing of the Ordre des Ingénieurs du Québec, is the qualified person as defined in NI 43-101, and is responsible for and has verified and approved the scientific and technical disclosure contained in this press release for the Greece projects. Eldorado operates its exploration programs according to industry best practices and employs rigorous quality assurance and quality control procedures. All results are based on half-core samples of diamond drill core. Drill core samples for the Ormaque and Lamaque South drilling were prepared and analyzed at Bourlamaque Laboratories in Val d’Or, Quebec. All gold assays are based on fire assay analysis of a 30gm charge, followed by an atomic absorption finish. Samples with gold grades above 5.0 g/t were re-assayed and completed with a gravimetric finish. Certified standard reference materials, field duplicates and blank samples were inserted regularly and were closely monitored to ensure the quality of the data. Drill core samples for Olympias and Stratoni Skarn drilling were prepared and analyzed at ALS facility in Gura Rosiei, Romania for gold and ALS facility in Loughrea, Ireland for base metals. All gold assays are based on fire assay analysis of a 30gm charge, followed by atomic absorption finish. Samples with gold grades above 10.0 g/t were re-assayed and completed with a gravimetric finish. Multi-element determination was carried out by ICP-AES analysis. Certified standard reference materials, field duplicates and blank samples were inserted regularly and were closely monitored to ensure the quality of the data. Each site follows a standardised Eldorado QAQC validation process with reports generated by database managers and reviewed by project leaders and jurisdictional Exploration Managers. The respective qualified person, as defined in NI 43-101, undertakes visits to select drill sites, logging facilities, and checks of drill core against assay results during site visits.

The potential quantity and grade of mineralization described herein is conceptual in nature as there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in targets being delineated as a mineral resource.

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “forecasts”, “guidance”, “intends”, “plans”, “projected” or “scheduled” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our planned future drilling and exploration work programs and studies to expand throughput, including for the remainder of 2026, and the location, timing, cost, success and anticipated benefits thereof; growth opportunities; our expectations regarding establishment of mineral reserves and resources; the growth potential at the Lamaque Complex, Olympias, and Stratoni Skarn; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and future price of gold, copper and other commodities; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements, drilling and exploration work programs, and studies to expand throughput; the future price of gold, copper and other commodities; the need for additional financing to explore and develop properties; uncertainties involved in the interpretation of drill results and geological tests; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on the Company’s business and the Company's ability to achieve its goals; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in.

In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: development risks at Skouries and other development projects; risks relating to our operations in foreign jurisdictions; risks related to production and processing; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this news release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Appendix 1: Table of Assay Results

Table 1: Lamaque Complex: Summary of drillhole assay results showing >10 g*m Au intercepts. Gold grades for drillhole interval listed for Ormaque and Lamaque South are based on capping individual assays at 70 g/t Au. All drillhole intercepts are reported as drillhole lengths. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 2, Table 1.

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Au Capped at 70 (g/t)	Zone/Location
LQ-24-002	738.10	740.10	2.00	14.78		Lamaque South
LQ-24-002	934.00	935.50	1.50	19.13		Lamaque South
LQ-24-004	1234.00	1236.80	2.80	5.69		Lamaque South
LQ-24-004	1265.00	1266.80	1.80	26.71	23.72	Lamaque South
LQ-24-005	1041.70	1043.70	2.00	9.94		Lamaque South
LQ-24-007	684.60	692.00	7.40	2.02		Lamaque South
LQ-24-009	1228.50	1230.00	1.50	17.26		Lamaque South
LQ-24-013A	1022.10	1026.30	4.20	8.02		Lamaque South
LQ-24-014	472.70	474.00	1.30	7.71		Ormaque W
LQ-24-014	584.70	585.50	0.80	47.86		Ormaque W
LQ-24-014	905.80	906.80	1.00	17.85		Ormaque W
LQ-24-016	932.00	933.00	1.00	20.49		Lamaque South
LQ-25-025	369.80	371.90	2.10	8.67		Lamaque South
LQ-25-025	878.00	881.60	3.60	9.13		Lamaque South
LQ-25-026	592.80	594.00	1.20	81.98	41.73	Ormaque W
LQ-25-026	633.50	634.50	1.00	11.10		Ormaque W
LQ-25-026	1002.80	1003.80	1.00	29.15		Ormaque W
LQ-25-028	710.10	711.60	1.50	18.18		Ormaque W
LQ-25-031	915.00	915.70	0.70	14.37		Ormaque W
LQ-25-031	936.80	938.80	2.00	18.98	18.18	Ormaque W
LQ-25-032A	433.60	436.90	3.30	5.82		Ormaque W
LQ-25-032A	469.00	473.10	4.10	3.75		Ormaque W
LQ-25-033	902.50	903.50	1.00	21.14		Ormaque W
LS-23-104A	56.80	57.30	0.50	55.94		Ormaque SE
LS-23-104A	109.90	110.40	0.50	46.83		Ormaque SE
LS-23-105	45.90	47.40	1.50	14.15		Ormaque SE
LS-23-106	49.80	51.80	2.00	16.52		Ormaque SE
LS-24-108C	142.20	142.70	0.50	25.55		Ormaque SE
LS-24-108C	475.00	475.50	0.50	20.07		Ormaque W
LS-24-108C	921.00	922.50	1.50	7.21		Ormaque W
LS-24-109A	186.20	187.20	1.00	27.45		Ormaque W
LS-24-109A	700.30	701.80	1.50	7.14		Ormaque W

LS-24-110	35.18	37.20	2.02	20.22	18.91	Ormaque W
LS-24-110	540.30	541.30	1.00	190.24	35.38	Ormaque W
LS-24-111	892.90	894.70	1.80	8.11		Ormaque SE
LS-24-112B	535.70	539.20	3.50	5.08		Ormaque SE
LS-24-112B	584.50	588.20	3.70	21.45	12.01	Ormaque SE
LS-24-113B	354.00	356.50	2.50	10.51		Ormaque W
LS-24-113B	504.50	505.00	0.50	38.42		Ormaque W
LS-24-113B	664.40	667.40	3.00	51.69	20.84	Ormaque W
LS-24-113B	732.30	734.30	2.00	141.54	43.68	Ormaque W
LS-24-114	676.00	679.70	3.70	3.67		Ormaque SE
LS-24-114	916.50	918.00	1.50	13.65		Ormaque SE
LS-24-116	246.00	248.00	2.00	5.09		Ormaque W
LS-24-116	553.50	554.50	1.00	338.66	70.00	Ormaque W
LS-24-116	567.00	570.20	3.20	4.85		Ormaque W
LS-24-116	769.50	771.00	1.50	7.86		Ormaque W
LS-24-116	915.90	916.40	0.50	22.15		Ormaque W
LS-24-117	673.50	675.00	1.50	6.95		Ormaque SE
LS-24-118	233.30	234.80	1.50	11.75		Ormaque W
LS-24-119A	802.20	803.70	1.50	11.56		Ormaque SE
LS-24-120	585.40	585.90	0.50	293.94	70.00	Ormaque SE
LS-24-120	677.70	678.90	1.20	14.57		Ormaque SE
LS-24-120	684.20	685.40	1.20	29.10		Ormaque SE
LS-24-120	695.90	697.50	1.60	7.27		Ormaque SE
LS-24-120	763.70	765.70	2.00	7.78		Ormaque SE
LS-24-120	941.80	946.70	4.90	2.16		Ormaque SE
LS-24-121A	338.10	339.20	1.10	10.83		Ormaque
LS-24-121A	494.60	495.60	1.00	16.52		Ormaque
LS-24-121A	617.90	621.70	3.80	4.79		Ormaque
LS-24-121A	815.50	820.50	5.00	7.31		Garnet Zone

LS-24-122	539.20	539.70	0.50	23.56		Ormaque SE
LS-24-122	554.70	557.20	2.50	7.69		Ormaque SE
LS-24-122	595.50	599.30	3.80	6.66		Ormaque SE
LS-24-122	645.10	646.10	1.00	13.96		Ormaque SE
LS-24-122	658.00	658.50	0.50	58.21		Ormaque SE
LS-24-122	668.80	675.00	6.20	4.79		Ormaque SE
LS-24-122	771.50	772.00	0.50	55.62		Ormaque SE
LS-24-122	866.90	867.40	0.50	39.54		Ormaque SE
LS-24-123	555.60	558.00	2.40	7.87		Ormaque SE
LS-24-123	563.00	564.00	1.00	17.11		Ormaque SE
LS-24-123	582.30	583.30	1.00	69.62	35.36	Ormaque SE
LS-24-123	608.40	610.40	2.00	11.05		Ormaque SE
LS-24-123	613.00	615.00	2.00	6.10		Ormaque SE
LS-24-123	639.10	641.00	1.90	6.32		Ormaque SE
LS-24-123	686.30	686.80	0.50	24.85		Ormaque SE
LS-24-124	351.00	356.70	5.70	2.32		Ormaque
LS-24-124	430.20	431.70	1.50	20.10		Ormaque
LS-24-125	484.50	486.00	1.50	7.54		Ormaque W
LS-24-125	575.30	576.80	1.50	21.20		Ormaque W
LS-24-125	747.70	749.20	1.50	13.15		Ormaque W
LS-25-128	394.80	396.80	2.00	23.59		Ormaque SE
LS-25-128	458.50	460.00	1.50	9.27		Ormaque SE
LS-25-128	461.00	465.50	4.50	4.31		Ormaque SE
LS-25-128	504.80	505.80	1.00	23.40		Ormaque SE
LS-25-128	538.70	539.70	1.00	10.61		Ormaque SE
LS-25-128	712.80	714.30	1.50	13.52		Ormaque SE
LS-25-131	752.70	754.40	1.70	10.05		Garnet Zone
LS-25-135A	510.00	513.00	3.00	4.65		Ormaque SE
LS-25-135A	524.40	530.70	6.30	6.78		Ormaque SE

LS-25-135A	548.10	561.60	13.50	13.59	8.08	Ormaque SE
LS-25-135A	567.70	569.70	2.00	7.24		Ormaque SE
LS-25-135A	580.30	581.30	1.00	10.37		Ormaque SE
LS-25-135A	599.90	608.20	8.30	4.05		Ormaque SE
LS-25-135A	633.50	634.50	1.00	15.30		Ormaque SE
LS-25-135A	643.50	651.10	7.60	9.68		Ormaque SE
LS-25-135A	673.50	674.50	1.00	35.32		Ormaque SE
LS-25-135A	678.60	679.10	0.50	21.19		Ormaque SE
LS-25-135A	709.30	713.40	4.10	15.65	12.26	Ormaque SE
LS-25-135A	718.80	722.30	3.50	5.51		Ormaque SE
LS-25-135A	803.90	805.00	1.10	11.52		Ormaque SE
LS-25-135A	816.30	818.40	2.10	40.12	18.62	Ormaque SE
LS-25-135A	836.20	838.00	1.80	6.98		Ormaque SE
LS-25-135A	967.90	971.20	3.30	14.49		Ormaque SE
LS-25-136	537.30	537.80	0.50	20.42		Ormaque SE
LS-25-136	637.50	644.30	6.80	5.13		Ormaque SE
LS-25-136	735.30	736.30	1.00	10.55		Ormaque SE
LS-25-136	766.00	766.70	0.70	35.87		Ormaque SE
LS-25-136	822.10	826.40	4.30	18.84	18.23	Ormaque SE
LS-25-136	845.50	846.00	0.50	26.47		Ormaque SE
LS-25-137A	540.30	541.80	1.50	9.37		Ormaque SE
LS-25-137A	582.00	590.30	8.30	5.85		Ormaque SE
LS-25-137A	640.70	642.50	1.80	5.84		Ormaque SE
LS-25-137A	851.20	851.70	0.50	26.08		Ormaque SE
LS-25-139	514.30	519.20	4.90	8.95		Ormaque SE
LS-25-139	552.30	553.30	1.00	14.71		Ormaque SE
LS-25-139	639.50	641.50	2.00	11.25		Ormaque SE
LS-25-139	768.70	774.00	5.30	9.88	8.05	Ormaque SE
LS-25-139	813.40	816.40	3.00	14.43		Ormaque SE

LS-25-140A	764.50	765.50	1.00	33.99		Ormaque SE
LS-25-140A	805.00	805.50	0.50	23.48		Ormaque SE
LS-25-142	607.10	607.70	0.60	56.78		Ormaque SE
LS-25-142	940.70	941.70	1.00	86.23	39.93	Ormaque SE
LS-25-143	540.80	541.30	0.50	226.29	70.00	Ormaque SE
PV-23-057	890.50	892.60	2.10	9.14		Ormaque W
PV-23-063A	629.00	630.70	1.70	34.77	25.41	Lamaque South
PV-23-063A	636.40	638.40	2.00	10.15		Lamaque South
PV-23-063A	727.90	731.10	3.20	5.34		Lamaque South
PV-23-063A	876.70	877.20	0.50	60.55		Lamaque South
TU-0090-005	879.30	881.00	1.70	7.15		Ormaque W
TU-0090-005	1284.10	1288.80	4.70	3.38		Ormaque W
TU-0425-013	1047.90	1050.00	2.10	20.65		Ormaque SE
TU-0425-013	1072.00	1073.50	1.50	13.26		Ormaque SE
TU-0425-014	834.80	836.20	1.40	7.73		Ormaque SE
TU-0425-015	685.40	689.30	3.90	2.92		Ormaque SE
TU-0425-015	718.70	720.50	1.80	21.47		Ormaque SE
TU-0425-015	766.80	768.50	1.70	23.03		Ormaque SE
TU-0425-022	621.80	628.10	6.30	8.68		Ormaque SE

Table 2: Olympias: Summary of drillhole assay results showing >10 g*m Au intercepts from extensions of defined zones at Olympias, including the East, North, NW, Flats, and West Flats Zones. All drillhole intercepts are reported as drillhole lengths. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 2, Table 2.

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Zone
OLS05	122.00	123.00	1.00	38.30	207.00	5.45	5.32	East
OLS07	122.30	122.90	0.60	14.40	33.00	1.96	5.11	East
OLS08	127.65	128.20	0.55	37.60	158.00	3.00	2.20	East
OLS11	271.15	271.90	0.75	17.00	152.00	0.40	0.65	West
OLS12	204.60	205.95	1.35	25.71	147.78	4.02	2.85	North
OLS12A	209.80	211.15	1.35	28.80	263.11	5.62	4.01	North
OLS13(1)	160.50	179.00	18.50	13.33	180.67	2.54	0.24	North West
Including	164.00	172.50	8.50	23.86	254.15	2.74	0.17	North West
OLS15(1)	137.00	152.10	15.10	6.91	67.62	1.46	0.10	North West
Including	141.70	152.10	10.40	9.18	91.43	2.08	0.09	North West
OLS18	330.20	332.45	2.25	12.74	80.67	3.06	2.92	North West
OLS20	118.00	123.20	5.20	4.08	20.69	0.77	0.26	North West
OLS20	123.20	130.75	7.55	18.93	123.15	3.17	0.43	North West
OLS23	143.50	146.25	2.60	8.68	407.13	10.04	5.19	North West
OLS23	158.00	165.70	7.70	10.33	81.09	1.30	2.94	North West
OLS23	169.85	171.50	1.65	16.91	64.58	2.95	2.64	North West
OLS27	159.40	162.50	3.10	16.74	90.58	3.33	1.79	North West
OL-1123A	219.80	222.05	2.25	20.73	116.30	4.26	8.37	East
OL-1125	240.00	242.70	2.70	14.60	323.00	9.40	18.20	East
OL-1127	173.00	188.50	15.50	1.70	23.06	0.72	0.80	East
OL-1130	287.85	289.60	1.75	7.77	257.43	8.49	13.49	West Flats
OL-1131	273.10	296.50	23.40	22.29	331.19	11.74	9.70	West Flats
OL-1132	302.20	312.70	10.50	7.58	247.13	8.97	9.32	West Flats
Including	306.80	312.70	5.90	11.65	287.88	10.35	11.60	West Flats
OL-1134	348.35	358.10	9.75	45.25	270.04	10.30	9.74	West Flats
OL-1123, OL-1124, OL-1126, OL-1128, OL-1129, OLS01 to OLS04, OLS06, OLS09, OLS10, OLS14, OLS16, OLS017, OLS21, OLS22				No significant intercepts

(1)	Intercepts in OLS-13 and OLS-15 are included in the 2025 MRMR Statement for Olympias and contribute to the Inferred category.

Table 3: Stratoni Skarn: Summary of drillhole assay results from Stratoni Skarn. All drillhole intercepts are reported as drillhole lengths. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 2, Table 3.

Hole ID	From (m)	To (m)	Interval (m)	Cu (%)	Au (g/t)
STSK001	374.00	378.00	4.00	0.81	1.86
STSK003	413.80	456.55	42.75	0.49	0.83
Including	420.40	429.30	8.90	1.35	1.76
STSK004	521.10	531.10	10.00	1.66	0.46
STSK006	430.00	433.00	3.00	0.24	2.55
STSK007	545.00	551.00	6.00	1.09	1.17
STSK007	569.00	571.00	2.00	0.83	0.94
VTH001	274.90	279.80	4.90	2.06	0.85
VTH003	265.00	274.10	9.10	0.46	1.77
VTH006	390.30	400.00	9.70	0.11	4.57
VTH006	387.40	400.00	12.60	0.10	3.75
VTH007	705.30	706.80	1.50	1.28	0.84
VTH007	705.30	711.40	6.10	0.53	0.84
VTH009	322.00	329.00	7.00	1.95	1.21
VTH009	322.00	339.00	17.00	1.16	0.68
VTH011	377.20	381.20	4.00	0.59	1.32
VTH011	372.20	381.20	9.00	0.55	0.97
VTH012	383.00	388.00	5.00	0.30	2.91
VTH014	413.00	417.00	4.00	0.04	1.52
VTH014	406.00	422.00	16.00	0.14	0.91
VTH014	404.00	444.00	40.00	0.23	1.05
VTH015	450.00	452.00	2.00	1.56	1.13
STSK002, STSK005, VTH002, VTH004, VTH005, VTH008, VTH010, VTH013			No significant intercepts

Appendix 2: Collar Locations

Table 1: Collar locations: Lamaque Complex (coordinate system NAD1983 UTM Zone 18).

Hole ID	East	North	Elevation (m)	Azimuth	Dip	Length (m)	Underground/Surface
LQ-24-002	294082	5329567	331	350	-66	1305	Surface
LQ-24-004	294287	5329436	329	331	-76	1317	Surface
LQ-24-005	294017	5329456	330	346	-66	1047.14	Surface
LQ-24-007	293908	5329602	326	342	-66	1250.72	Surface
LQ-24-009	294432	5329423	330	347	-69	1245.16	Surface
LQ-24-013A	294027	5329395	329	342	-65	1401	Surface
LQ-24-014	295344	5329904	326	351	-71	975.22	Surface
LQ-24-016	293784	5329351	325	341	-68	1424.92	Surface
LQ-25-025	294384	5329785	333	353	-70	1349.96	Surface
LQ-25-026	295279	5330322	327	353	-69	1083.14	Surface
LQ-25-028	295512	5330633	317	178	-82	966.12	Surface
LQ-25-031	295320	5329941	325	354	-68	1224	Surface
LQ-25-032A	295280	5329875	325	354	-69	1242.21	Surface
LQ-25-033	295286	5330128	326	352	-69	1116	Surface
LS-23-104A	295760	5330274	325	163	-50	132	Surface
LS-23-105	295787	5330223	324	143	-75	132.03	Surface
LS-23-106	295786	5330224	324	171	-68	132	Surface
LS-24-108C	295644	5330103	325	353	-68	981.5	Surface
LS-24-109A	295446	5329963	325	8	-72	729.04	Surface
LS-24-110	295569	5330125	325	330	-69	861.06	Surface
LS-24-111	296145	5329776	318	351	-70	987	Surface
LS-24-112B	295741	5329944	324	344	-67	1211.4	Surface
LS-24-113B	295385	5330045	326	3	-62	978.35	Surface
LS-24-114	295957	5329941	324	343	-69	948.93	Surface
LS-24-116	295345	5329808	325	354	-71	930.23	Surface
LS-24-117	295735	5329806	324	351	-68	987	Surface
LS-24-118	295314	5330028	326	348	-69	1122.98	Surface
LS-24-119A	295969	5330011	324	358	-68	1059.19	Surface
LS-24-120	295825	5329783	324	355	-65	993.16	Surface
LS-24-121A	295951	5330054	325	356	-61	891	Surface
LS-24-122	295875	5329818	323	357	-63	984	Surface
LS-24-123	295956	5329860	324	351	-72	954	Surface
LS-24-124	296021	5330115	324	359	-68	1137	Surface

LS-24-125	295396	5329831	325	357	-70	861.1	Surface
LS-25-128	295833	5330020	324	0	-78	906.17	Surface
LS-25-131	296046	5330724	322	172	-78	1083	Surface
LS-25-135A	295845	5329931	323	355	-78	1044.19	Surface
LS-25-136	295980	5329947	324	12	-78	975.67	Surface
LS-25-137A	295958	5329935	323	348	-80	897.22	Surface
LS-25-139	295741	5329926	325	2	-75	1020.3	Surface
LS-25-140A	295821	5329867	323	0	-77	938.78	Surface
LS-25-142	295702	5329937	324	354	-74	957.12	Surface
LS-25-143	295927	5329861	323	353	-79	922.52	Surface
PV-23-057	295219	5329834	326	344	-69	1464	Surface
PV-23-063A	294086	5329728	332	357	-66	1156.23	Surface
TU-0090-005	295647	5330250	231	330	-60	1331.9	Underground
TU-0425-013	296048	5329140	-42	350	-40	1263	Underground
TU-0425-014	295849	5329402	6	350	-45	1002.7	Underground
TU-0425-015	295850	5329402	6	352	-35	1041.7	Underground
TU-0425-022	295847	5329401	7	0	-30	766.1	Underground

Table 2: Collar locations: Olympias (coordinate system GGRS87).

Hole ID	East	North	Elevation (m)	Azimuth	Dip	Length (m)	Underground/Surface
OL-1123	479034	4492667	-247	77	-75	77.3	Underground
OL-1123A	479034	4492666	-247	76	-75	379.1	Underground
OL-1124	479034	4492664	-247	122	-58	587.9	Underground
OL-1125	479035	4492666	-247	76	-63	384.6	Underground
OL-1126	479033	4492668	-248	39	-67	353.3	Underground
OL-1127	479031	4492663	-247	202	-48	397.9	Underground
OL-1128	479033	4492663	-247	161	-51	491.3	Underground
OL-1129	478858	4491804	-315	248	-49	332	Underground
OL-1130	478859	4491803	-315	229	-54	357.9	Underground
OL-1131	478860	4491803	-315	210	-57	355.3	Underground
OL-1132	478861	4491802	-315	189	-57	385	Underground
OL-1134	478861	4491802	-316	180	-50	450	Underground
OLS01	478063	4493033	258	63	-53	458.7	Surface
OLS02	478587	4493417	84	40	-47	238.5	Surface
OLS03	478587	4493415	84	60	-67	323.7	Surface
OLS04	478593	4493418	84	351	-65	228.8	Surface
OLS05	478593	4493415	84	275	-47	260.3	Surface
OLS06	478063	4493033	258	58	-45	513.3	Surface
OLS07	478591	4493415	84	255	-50	275.3	Surface
OLS08	478593	4493416	84	310	-45	248.3	Surface
OLS09	478590	4493416	84	102	-60	474.8	Surface
OLS10	478062	4493034	257	30	-45	433	Surface
OLS11	478062	4493032	258	80	-60	506.1	Surface
OLS12	478592	4493419	84	160	-60	298.2	Surface
OLS12A	478594	4493417	84	160	-60	400.1	Surface
OLS13	478062	4493032	257	101	-75	402.3	Surface
OLS14	478594	4493420	84	202	-45	409.4	Surface

OLS15	478065	4493038	257	160	-71	472	Surface
OLS16	478895	4493192	83	205	-62	524.2	Surface
OLS17	478065	4493038	257	155	-58	534.5	Surface
OLS18	478894	4493191	84	230	-68	476.6	Surface
OLS19	478896	4493191	84	254	-60	468.1	Surface
OLS20	478064	4493040	257	305	-54	500	Surface
OLS21	478892	4493190	84	230	-78	459.5	Surface
OLS22	478896	4493192	83	259	-48	479.4	Surface
OLS23	478063	4493040	255	355	-58	436.8	Surface
OLS24	479052	4493093	79	48	-75	556.6	Surface
OLS25	478064	4493037	256	245	-61	553	Surface
OLS26	479053	4493093	79	235	-57	598.2	Surface
OLS27	478063	4493042	256	345	-45	600	Surface

Table 3: Collar locations: Stratoni Skarn (coordinate system GGRS87).

Hole ID	East	North	Elevation (m)	Azimuth	Dip	Length (m)	Underground/Surface
STSK001	482930	4485093	238	325	-84	574.2	Surface
STSK002	482928	4485100	238	250	-78	602	Surface
STSK003	482928	4485100	238	99	-74	638.2	Surface
STSK004	482928	4485099	238	134	-71	619.9	Surface
STSK005	482932	4485095	238	165	-67	662.3	Surface
STSK006	482931	4485092	238	23	-78	633	Surface
STSK007	482929	4485098	238	219	-65	730.5	Surface
VTH001	482640	4485788	171	254	-49	433	Underground
VTH002	482641	4485788	171	251	-85	385.5	Underground
VTH003	482640	4485788	171	275	-62	400.5	Underground
VTH004	482642	4485787	171	181	-58	437.8	Underground
VTH005	482755	4485411	215	293	-80	450.1	Underground
VTH006	482762	4485405	216	169	-88	500.7	Underground
VTH007	482765	4485402	216	117	-50	746.4	Underground
VTH008	482650	4485785	171	110	-61	542.8	Underground
VTH009	482648	4485786	173	70	-65	536	Underground
VTH010	482649	4485788	172	21	-68	480.1	Underground
VTH011	482647	4485788	172	329	-60	477.1	Underground
VTH012	482764	4485403	216	171	-72	513.9	Underground
VTH013	482764	4485402	216	120	-63	608.6	Underground
VTH014	482764	4485404	216	80	-71	576	Underground
VTH015	482765	4485405	216	25	-63	639.2	Underground